UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2024

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Results of Operations and Financial Condition

On July 19, 2024, Sify Technologies Limited announced its consolidated results under the International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2024.

A copy of the press release is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release announcing Results of Rights Offering

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2024
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
		Title:	Executive Director and Chief Financial Officer

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